Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges

	Three
	Months
Years Ended June 30	Ended
(In millions, except ratios)	9/30/04	FY 2004	FY 2003	FY2002	FY2001	FY2000

Earnings from continuing operations
before income taxes	189	840	802	561	479	619
Additions:
Amortization of capitalized interest	-	2	2	2	2	1
Dividends from investees	4	9	5	6	6	6

Deductions:
Capitalized interest	-	(1)	(1)	(1)	(1)	-
Undistributed income of equity investees	(3)	(12)	(5)	(12)	(12)	(14)

Subtotal	190	838	803	556	474	612

Interest expense	8	30	28	38	88	98
Capitalized interest	-	1	1	1	1	-
Portion of rental expense attributable to interest	1	5	4	5	4	4

Total Fixed Charges	9	36	33	44	93	102

Total Earnings	199	874	836	600	567	714

Ratio of earnings to fixed charges	22	24	25	14	6	7